SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D
                          (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                             13d-1(a)
         AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                        (Amendment No. 6)*

                    United Water Resources Inc.
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                         (Name of Issuer)

                     Common Stock, no par value
---------------------------------------------------------------------
                  (Title of Class of Securities)

                             0009131901
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                          (CUSIP Number)

                          Joseph V. Boyle
                 Lyonnaise American Holding, Inc.
                    2000 First State Boulevard
                  Wilmington, Delaware 19804-0508

                          with a copy to:

                      Piper & Marbury L.L.P.
                    1251 Avenue of the Americas
                   New York, New York 10020-1104
                Attention: Garry P. McCormack, Esq.
                          (212) 835-6210
--------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                            June 1, 1999
              -----------------------------------------
      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                  (Continued on following pages)

                        (Page 1 of 6 Pages)
--------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  0009131901             13D                        Page 2 of 6 Pages

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Lyonnaise American Holding, Inc.
    IRS Identification No. 36-3140269
---------------------------------------------------------------------------
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|
                                                                  (b) |_|
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3   SEC USE ONLY
---------------------------------------------------------------------------
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4   SOURCE OF FUNDS*

    SC; OO
---------------------------------------------------------------------------
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       11,687,024.22

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       -0-
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        11,687,024.22
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,687,024.22
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.2%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC; CO
---------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  0009131901             13D                        Page 3 of 6 Pages

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Suez Lyonnaise des Eaux
---------------------------------------------------------------------------
---------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
3   SEC USE ONLY
---------------------------------------------------------------------------
---------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    SC; OO
---------------------------------------------------------------------------
---------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)    |_|
---------------------------------------------------------------------------
---------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    France
---------------------------------------------------------------------------
             --------------------------------------------------------------
             7   SOLE VOTING POWER

 NUMBER OF       11,687,024.22

             --------------------------------------------------------------
             --------------------------------------------------------------
   SHARES    8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY       -0-
             --------------------------------------------------------------
             --------------------------------------------------------------
    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING
   PERSON        11,687,024.22
             --------------------------------------------------------------
             --------------------------------------------------------------
    WITH     10  SHARED DISPOSITIVE POWER

                 -0-
             --------------------------------------------------------------
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,687,024.22
---------------------------------------------------------------------------
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*


---------------------------------------------------------------------------
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.2%
---------------------------------------------------------------------------
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     HC; CO
---------------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                       Page 4 of 6 Pages

                              SCHEDULE 13D

      This Amendment No. 6, dated June 11, 1999, amends and supplements the Statement on Schedule 13D, dated November 30, 1990, as amended and supplemented by Amendments numbers 1 through 5 thereto, filed by Lyonnaise American Holding, Inc., a Delaware corporation ("LAH"), and Suez Lyonnaise des Eaux, a French societe anonyme ("Lyonnaise"), with respect to the common stock, no par value, of United Water Resources Inc., a New Jersey corporation (the "Issuer"). Unless otherwise defined, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

      Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

Item 3.    Source and Amount of Funds.

      LAH purchased additional shares of Common Stock by reinvesting cash dividends paid by the Issuer on the Common Stock pursuant to the Issuer's Dividend Reinvestment and Stock Purchase Plan as follows:

                      Dollar       No. of Shares of        Price
         Date    Amount Reinvested Common Stock Acquired  Per Share
         ----    ----------------- ---------------------  ---------

June 2, 1998      $2,466,804.83     148,379.2379         $16.6250
September 1, 1998 $2,500,932.06     140,649.5622         $17.7813
December 1, 1998  $2,643,424.13     134,056.0343         $19.7188
March 1, 1999     $2,675,597.58     131,357.6440         $20.3688
June 1, 1999      $2,774,001.09     128,686.3279         $21.5563

      On April 22, 1999, LAH converted 334,390 shares of Preference Stock into 278,657 shares of Common Stock at the conversion ratio of 0.83333 shares of Common Stock for each share of Preference Stock. No funds were paid by LAH to effect the conversion of such shares of Preference Stock.

      Item 5(a) of this Schedule 13D is hereby deleted in its entirety and replaced with the following:

Item 5.    Interest in Securities of the Issuer.

      (a) The aggregate number of shares of Common Stock owned by LAH is 11,687,024.22. The Issuer has advised LAH that as of June 1, 1999 there were

                                                       Page 5 of 6 Pages



38,745,111 shares of Common Stock issued and outstanding after giving effect to the issuance to LAH on April 22, 1999 of 278,657 shares of Common Stock upon conversion of 334,390 shares of Preference Stock. Consequently, LAH currently owns 30.2% of the outstanding Common Stock. Lyonnaise, through its 100% ownership of LAH, may also be deemed to be the beneficial owner of such 11,687,024.22 shares of Common Stock.

     Mr. Thierry Bourbie, Director of the Issuer and President-Water Division of Lyonnaise, owns 4,518.77 shares of Common Stock, of which 125.55 shares of Common Stock are owned directly and 4,393.22 shares of Common Stock are owned through the Issuer's 1997 Directors Restricted Stock Plan. Mr. George F. Keane, Director of the Issuer and Chairman of Trigen Energy Corporation, an affiliate of Lyonnaise, owns 5,393.22 shares of Common Stock, of which 1,000 shares of Common Stock are owned directly and 4,393.22 shares of Common Stock are owned through the Issuer's 1997 Directors Restricted Stock Plan. Mr. Joseph V. Boyle, Vice President-Finance of LAH, owns 1,501.23 shares of Common Stock, of which
289.34 shares of Common Stock are owned directly and 1211.89 shares of Common Stock are owned through the Issuer's 401(k) plan, and holds directly stock options to purchase an aggregate of 5,150 shares of Common Stock at an exercise price per share that is below the current market price for the Common Stock and stock options to purchase 4,780 shares of Common Stock at an exercise price per share that is above the current market price for Common Stock. Mr. Jean-Michel Brault, Vice President of Lyonnaise, holds directly stock options to purchase an aggregate of 7,500 shares of Common Stock at an exercise price per share that is below the current market price for the Common Stock and stock options to purchase 5,000 shares of Common Stock at an exercise price per share that is above the current market price for the Common Stock. Mr. Charles Chaumin, Director of the Issuer and Vice President-Americas of Lyonnaise, owns 3,158.95 shares of Common Stock, of which 125.55 shares of Common Stock are owned directly and 3,033.40 shares of Common Stock are owned through the Issuer's 1997 Directors Restricted Stock Plan.

      To the knowledge of LAH and Lyonnaise, no other executive officers or directors of LAH or Lyonnaise beneficially own any shares of Common Stock.

                                                       Page 6 of 6 Pages


Signature.

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:     June 14, 1999


                               LYONNAISE AMERICAN HOLDING, INC.



                               By: /s/ Joseph V. Boyle
                                   -------------------------------
                                  Name:   Joseph V. Boyle
                                  Title:  Vice President - Finance




                               SUEZ LYONNAISE DES EAUX



                               By: /s/ Jean-Michel Brault
                                   ----------------------
                              Name:  Jean-Michel Brault
                              Title: Vice President